UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Greenhill & Co., Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number of Class of Securities)

Ricardo Lima, Esq.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

John E. Estes, Esq.

Jared M. Fishman, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$207,000,000	$24,455.70

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 12,000,000 shares of the Common Stock, par value $0.01 per share, of Greenhill & Co., Inc. at a price of $17.25 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,732.70	Filing Party: Greenhill & Co., Inc.
Form or Registration No.: Schedule TO	Date Filed: September 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 27, 2017 (together with the Amendment, the “Schedule TO”) by Greenhill & Co., Inc., a Delaware corporation (“Greenhill” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 12,000,000 Shares of its Common Stock, par value $0.01 per share (the “Shares”), at a price of $17.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 27, 2017 (the “Original Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, as amended and supplemented by the Supplement to Offer to Purchase, dated October 10, 2017 (the “Supplement”), a copy of which is filed herewith as Exhibit (a)(1)(G) (the Original Offer to Purchase as so amended and supplemented by the Supplement, the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO, as amended by the Amended Letter of Transmittal, dated October 10, 2017, a copy of which is filed herewith as Exhibit (a)(1)(H) (which together with the Offer to Purchase, as they may be further amended or supplemented from time to time, constitute the “Offer”).

This Amendment No. 1 to the Schedule TO is being filed in accordance with Rule 13e–4(c)(3) under the Exchange Act. Only those items reported in this Amendment No. 1 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Original Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged.

All information in the Supplement is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below. Such information amends and supplements the information previously incorporated by reference in this Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time.

Items 1 through 11, inclusive, of the Schedule TO are hereby amended and supplemented to reflect the increase in the maximum number of Shares Greenhill is offering to purchase from 9,000,000 shares to 12,000,000 Shares. Accordingly, all references to “9,000,000 Shares” shall now refer to “12,000,000 Shares”, and all references to “approximately 30% of our issued and outstanding Shares, or 25% of our outstanding Shares on a fully diluted basis” shall now refer to “approximately 40% of our issued and outstanding Shares, or 33% of our outstanding Shares on a fully diluted basis”.

In addition, Items 1 through 11, inclusive, of the Schedule TO are hereby amended and supplemented to reflect the increase in the purchase price from $17.00 per Share to $17.25 per Share, and the corresponding change in the number of shares expected to be issued in the Chairman Purchase and the CEO Purchase. Accordingly, the defined term “Purchase Price” shall now mean, and all references to $17.00 shall now refer to, $17.25, and all references to “1,176,470 shares expected to be issued in the Chairman Purchase and the CEO Purchase” shall now refer to “1,159,420 shares expected to be issued in the Chairman Purchase and the CEO Purchase”.

ITEM 1.	ITEM 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

•	The first sentence in the first bullet point on page 3 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“Our consummation of a Term Loan B financing transaction resulting in the placement of $350,000,000 of term loans (the “Financing Arrangements”) subsequent to the date hereof and on or prior to the Expiration Date (the “Financing Condition”). The Company expects to close on a financing transaction that satisfies this condition on or about October 12, 2017. See Section 9;”

•	The second bullet point on page 4 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“The Offer shall not cause us to violate or fail to be in compliance with any applicable law, including Section 160 of the General Corporation Law of the State of Delaware (the “DGCL”). Under Section 160 of the DGCL, a corporation generally may only redeem or purchase its own shares of capital stock for cash or other property when the capital of the corporation is not impaired and when the redemption or purchase would not cause the capital of the corporation to become impaired. Capital is considered impaired when the net assets of the corporation (total assets in excess of total liabilities) do not exceed the capital of the corporation (generally defined to be the aggregate par value of its outstanding shares);”

•

The fourth sentence in the first paragraph under the heading “How will the Offer affect the number of Shares outstanding?” on page 5 of the Original Offer to Purchase and the first sentence in the second paragraph under the heading “Does Greenhill intend to repurchase any Shares other than pursuant to the Offer during or after the Offer?” on page 8 of the Original Offer to Purchase, is each hereby amended and restated to read in its entirety as follows:

“Our Board of Directors has authorized the repurchase of up to $285,000,000 of Shares, including this Offer.”

ITEM 3.	Identity and Background of Filing Person.

Item 3 of the Schedule TO is hereby amended and supplemented as follows:

•	The table and corresponding footnotes beginning on page 35 of the Original Offer to Purchase and running through page 36 of the Original Offer to Purchase immediately above the heading “Transactions and Arrangements Concerning the Shares” is hereby amended and restated to read in its entirety as set forth on pages 6-7 of the Supplement under the heading “Amendments to Specific Provisions”.

•	The fourth sentence in the third full paragraph on page 37 of the Original Offer to Purchase, is hereby amended and restated to read in its entirety as follows:

“Our Board of Directors has authorized the repurchase of up to $285,000,000 of Shares, including this Offer.”

ITEM 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

•	The fourth sentence in the first paragraph under the heading “How will the Offer affect the number of Shares outstanding?” on page 5 of the Original Offer to Purchase, the first sentence in the second paragraph under the heading “Does Greenhill intend to repurchase any Shares other than pursuant to the Offer during or after the Offer?” on page 8 of the Original Offer to Purchase, the first full sentence on page 20 of the Original Offer to Purchase, the first sentence in the first full paragraph on page 21 of the Original Offer to Purchase and the fourth sentence in the third full paragraph on page 37 of the Original Offer to Purchase, is each hereby amended and restated to read in its entirety as follows:

“Our Board of Directors has authorized the repurchase of up to $285,000,000 of Shares, including this Offer.”

•	The second sentence in the second paragraph under Section 2. “Purpose of the Offer; Certain Effects of the Offer” on page 17 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“We expect that the net proceeds from the Financing Arrangements will be used to repay all of the Company’s existing bank debt and to help fund the repurchase of up to $285,000,000 of Shares under the Offer and other potential repurchases.”

•	The entire text of Section 9. “Source and Amount of Funds” beginning on page 32 of the Original Offer to Purchase and running through page 33 immediately above Section 10. “Certain Information Concerning the Company” of the Original Offer to Purchase is hereby amended and restated to read in its entirety as set forth on pages 5-6 of the Supplement under the heading “Amendments to Specific Provisions”.

Item 4(b) of the Schedule TO is hereby amended and supplemented as follows:

•	The table and corresponding footnotes beginning on page 35 of the Original Offer to Purchase and running through page 36 of the Original Offer to Purchase immediately above the heading “Transactions and Arrangements Concerning the Shares” is hereby amended and restated to read in its entirety as set forth on pages 6-7 of the Supplement under the heading “Amendments to Specific Provisions”.

•	The fourth sentence in the third full paragraph on page 37 of the Original Offer to Purchase, is hereby amended and restated to read in its entirety as follows:

“Our Board of Directors has authorized the repurchase of up to $285,000,000 of Shares, including this Offer.”

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5(e) of the Schedule TO is hereby amended and supplemented as follows:

•	The first sentence in the first bullet point on page 3 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“Our consummation of a Term Loan B financing transaction resulting in the placement of $350,000,000 of term loans (the “Financing Arrangements”) subsequent to the date hereof and on or prior to the Expiration Date (the “Financing Condition”). The Company expects to close on a financing transaction that satisfies this condition on or about October 12, 2017. See Section 9;”

•	The second bullet point on page 4 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“The Offer shall not cause us to violate or fail to be in compliance with any applicable law, including Section 160 of the General Corporation Law of the State of Delaware (the “DGCL”). Under Section 160 of the DGCL, a corporation generally may only redeem or purchase its own shares of capital stock for cash or other property when the capital of the corporation is not impaired and when the redemption or purchase would not cause the capital of the corporation to become impaired. Capital is considered impaired when the net assets of the corporation (total assets in excess of total liabilities) do not exceed the capital of the corporation (generally defined to be the aggregate par value of its outstanding shares);”

•	The fourth sentence in the first paragraph under the heading “How will the Offer affect the number of Shares outstanding?” on page 5 of the Original Offer to Purchase, the first sentence in the second paragraph under the heading “Does Greenhill intend to repurchase any Shares other than pursuant to the Offer during or after the Offer?” on page 8 of the Original Offer to Purchase and the fourth sentence in the third full paragraph on page 37 of the Original Offer to Purchase, is each hereby amended and restated to read in its entirety as follows:

“Our Board of Directors has authorized the repurchase of up to $285,000,000 of Shares, including this Offer.”

•	The table and corresponding footnotes beginning on page 35 of the Original Offer to Purchase and running through page 36 of the Original Offer to Purchase immediately above the heading “Transactions and Arrangements Concerning the Shares” is hereby amended and restated to read in its entirety as set forth on pages 6-7 of the Supplement under the heading “Amendments to Specific Provisions”.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

Item 6(a) of the Schedule TO is hereby amended and supplemented as follows:

•	The fourth sentence in the first paragraph under the heading “How will the Offer affect the number of Shares outstanding?” on page 5 of the Original Offer to Purchase and the first sentence in the second paragraph under the heading “Does Greenhill intend to repurchase any Shares other than pursuant to the Offer during or after the Offer?” on page 8 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“Our Board of Directors has authorized the repurchase of up to $285,000,000 of Shares, including this Offer.”

•	The second sentence in the second paragraph under Section 2. “Purpose of the Offer; Certain Effects of the Offer” on page 17 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“We expect that the net proceeds from the Financing Arrangements will be used to repay all of the Company’s existing bank debt and to help fund the repurchase of up to $285,000,000 of Shares under the Offer and other potential repurchases.”

Item 6(b) of the Schedule TO is hereby amended and supplemented as follows:

•	The second sentence in the second paragraph under Section 2. “Purpose of the Offer; Certain Effects of the Offer” on page 17 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“We expect that the net proceeds from the Financing Arrangements will be used to repay all of the Company’s existing bank debt and to help fund the repurchase of up to $285,000,000 of Shares under the Offer and other potential repurchases.”

Item 6(c) of the Schedule TO is hereby amended and supplemented as follows:

•	The first sentence in the first bullet point on page 3 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“Our consummation of a Term Loan B financing transaction resulting in the placement of $350,000,000 of term loans (the “Financing Arrangements”) subsequent to the date hereof and on or prior to the Expiration Date (the “Financing Condition”). The Company expects to close on a financing transaction that satisfies this condition on or about October 12, 2017. See Section 9;”

•	The second bullet point on page 4 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“The Offer shall not cause us to violate or fail to be in compliance with any applicable law, including Section 160 of the General Corporation Law of the State of Delaware (the “DGCL”). Under Section 160 of the DGCL, a corporation generally may only redeem or purchase its own shares of capital stock for cash or other property when the capital of the corporation is not impaired and when the redemption or purchase would not cause the capital of the corporation to become impaired. Capital is considered impaired when the net assets of the corporation (total assets in excess of total liabilities) do not exceed the capital of the corporation (generally defined to be the aggregate par value of its outstanding shares);”

•	The fourth sentence in the first paragraph under the heading “How will the Offer affect the number of Shares outstanding?” on page 5 of the Original Offer to Purchase and the first sentence in the second paragraph under the heading “Does Greenhill intend to repurchase any Shares other than pursuant to the Offer during or after the Offer?” on page 8 of the Original Offer to Purchase, is each hereby amended and restated to read in its entirety as follows:

“Our Board of Directors has authorized the repurchase of up to $285,000,000 of Shares, including this Offer.”

•	The second sentence in the second paragraph under Section 2. “Purpose of the Offer; Certain Effects of the Offer” on page 17 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“We expect that the net proceeds from the Financing Arrangements will be used to repay all of the Company’s existing bank debt and to help fund the repurchase of up to $285,000,000 of Shares under the Offer and other potential repurchases.”

•	The entire text of Section 9. “Source and Amount of Funds” beginning on page 32 of the Original Offer to Purchase and running through page 33 immediately above Section 10. “Certain Information Concerning the Company” of the Original Offer to Purchase is hereby amended and restated to read in its entirety as set forth on pages 5-6 of the Supplement under the heading “Amendments to Specific Provisions”.

•	The third bullet point on page 34 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“the Company’s Current Reports on Form 8-K filed on June 8, 2017, July 26, 2017, September 25, 2017, September 26, 2017 and October 10, 2017; and”

•	The table and corresponding footnotes beginning on page 35 of the Original Offer to Purchase and running through page 36 of the Original Offer to Purchase immediately above the heading “Transactions and Arrangements Concerning the Shares” is hereby amended and restated to read in its entirety as set forth on pages 6-7 of the Supplement under the heading “Amendments to Specific Provisions”.

•	The fourth sentence in the third full paragraph on page 37 of the Original Offer to Purchase, is hereby amended and restated to read in its entirety as follows:

“Our Board of Directors has authorized the repurchase of up to $285,000,000 of Shares, including this Offer.”

ITEM 7.	Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

•	The first sentence in the first bullet point on page 3 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“Our consummation of a Term Loan B financing transaction resulting in the placement of $350,000,000 of term loans (the “Financing Arrangements”) subsequent to the date hereof and on or prior to the Expiration Date (the “Financing Condition”). The Company expects to close on a financing transaction that satisfies this condition on or about October 12, 2017. See Section 9;”

•	The second bullet point on page 4 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“The Offer shall not cause us to violate or fail to be in compliance with any applicable law, including Section 160 of the General Corporation Law of the State of Delaware (the “DGCL”). Under Section 160 of the DGCL, a corporation generally may only redeem or purchase its own shares of capital stock for cash or other property when the capital of the corporation is not impaired and when the redemption or purchase would not cause the capital of the corporation to become impaired. Capital is considered impaired when the net assets of the corporation (total assets in excess of total liabilities) do not exceed the capital of the corporation (generally defined to be the aggregate par value of its outstanding shares);”

•	The fourth sentence in the first paragraph under the heading “How will the Offer affect the number of Shares outstanding?” on page 5 of the Original Offer to Purchase and the first sentence in the second paragraph under the heading “Does Greenhill intend to repurchase any Shares other than pursuant to the Offer during or after the Offer?” on page 8 of the Original Offer to Purchase, is each hereby amended and restated to read in its entirety as follows:

“Our Board of Directors has authorized the repurchase of up to $285,000,000 of Shares, including this Offer.”

•	The first bullet point under Section 7. “Conditions of the Offer” on page 29 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“failure to consummate the Financing Arrangements subsequent to the date hereof and on or prior to the Expiration Date;”

•	The third bullet point under Section 7. “Conditions of the Offer” on page 29 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“the Offer has caused us to violate or fail to be in compliance with any applicable law, including Section 160 of the DGCL, under which a corporation generally may only redeem or purchase its own shares of capital stock for cash or other property when the capital of the corporation is not impaired and when the redemption or purchase would not cause the capital of the corporation to become impaired. Capital is considered impaired when the net assets of the corporation (total assets in excess of total liabilities) do not exceed the capital of the corporation (generally defined to be the aggregate par value of its outstanding shares);”

•	The first full paragraph on page 30 of the Original Offer to Purchase is hereby amended and restated to read in its entirety as follows:

“The foregoing addresses the only conditions under which we are not obligated to complete the Offer. The conditions referred to above are for our sole benefit and we may assert them or waive them, in whole or in part, at any time and from time to time in our sole and reasonable discretion prior to the expiration of the Offer. Any decision by us to exercise any of the foregoing rights will be disseminated promptly in accordance with Section 16 of the Offer to Purchase. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction.”

•	The entire text of Section 9. “Source and Amount of Funds” beginning on page 32 of the Original Offer to Purchase and running through page 33 immediately above Section 10. “Certain Information Concerning the Company” of the Original Offer to Purchase is hereby amended and restated to read in its entirety as set forth on pages 5-6 of the Supplement under the heading “Amendments to Specific Provisions”.

ITEM 8.	Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented as follows:

The table and corresponding footnotes beginning on page 35 of the Original Offer to Purchase and running through page 36 of the Original Offer to Purchase immediately above the heading “Transactions and Arrangements Concerning the Shares” is hereby amended and restated to read in its entirety as set forth on pages 6-7 of the Supplement under the heading “Amendments to Specific Provisions”.

•	The fourth sentence in the third full paragraph on page 37 of the Original Offer to Purchase, is hereby amended and restated to read in its entirety as follows:

“Our Board of Directors has authorized the repurchase of up to $285,000,000 of Shares, including this Offer.”

ITEM 10.	Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented as follows:

•	The entire text of Section 12. “Certain Financial Information” beginning on page 38 and running through page 41 immediately above Section 13. “Certain Legal Matters; Regulatory Approvals” of the Original Offer to Purchase is hereby amended and restated to read in its entirety as set forth on pages 7-12 of the Supplement under the heading “Amendments to Specific Provisions”.

ITEM 11.	Additional Information.

Item 11(a) of the Schedule TO is hereby amended and supplemented as follows:

•	The table and corresponding footnotes beginning on page 35 of the Original Offer to Purchase and running through page 36 of the Original Offer to Purchase immediately above the heading “Transactions and Arrangements Concerning the Shares” is hereby amended and restated to read in its entirety as set forth on pages 6-7 of the Supplement under the heading “Amendments to Specific Provisions”.

•	The fourth sentence in the third full paragraph on page 37 of the Original Offer to Purchase, is hereby amended and restated to read in its entirety as follows:

“Our Board of Directors has authorized the repurchase of up to $285,000,000 of Shares, including this Offer.”

Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

•	The Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees and Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees that were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, are being amended and/or supplemented, respectively, by the Supplement, Amended Letter of Transmittal, Amended Notice of Guaranteed Delivery, Supplemental Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees and Supplemental Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated October 10, 2017, and filed herewith as Exhibits (a)(1)(G), (a)(1)(H), (a)(1)(I), (a)(1)(J) and (a)(1)(K), respectively. The information set forth in the Supplement and the related Amended Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(G) and (a)(l)(H) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

•	On October 9, 2017, the Company issued a press release announcing revised plans for a recapitalization and major share repurchase, including (i) the expansion of the Offer to repurchase up to 12,000,000 Shares, increased from 9,000,000 Shares, at a price per Share equal to $17.25, increased from a price per Share equal to $17.00, (ii) the upsizing of the Term Loan B financing to $350,000,000, increased from $300,000,000 and (iii) the expansion of the size of the contemplated Share repurchase (including the Offer) to $285,000,000, increased from $235,000,000. The press release is incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 10, 2017.

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit Number	Description

(a)(1)(G)	Supplement to Offer to Purchase, dated October 10, 2017.

(a)(1)(H)	Amended Letter of Transmittal (including IRS Form W-9).

(a)(1)(I)	Amended Notice of Guaranteed Delivery.

(a)(1)(J)	Supplemental Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(K)	Supplemental Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(B)	Press Release issued by the Company on October 9, 2017 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 10, 2017).*

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENHILL & CO., INC.

By:	/s/ Ricardo Lima
Name:	Ricardo Lima
Title:	Secretary

Date: October 10, 2017

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 27, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Company’s Schedule TO filed on September 27, 2017).*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Company’s Schedule TO filed on September 27, 2017).*

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Company’s Schedule TO filed on September 27, 2017).*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Company’s Schedule TO filed on September 27, 2017).*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Company’s Schedule TO filed on September 27, 2017).*

(a)(1)(F)	Form of Summary Advertisement. (incorporated by reference to Exhibit (a)(1)(F) to the Company’s Schedule TO filed on September 27, 2017).*

(a)(1)(G)	Supplement to Offer to Purchase, dated October 10, 2017.

(a)(1)(H)	Amended Letter of Transmittal (including IRS Form W-9).

(a)(1)(I)	Amended Notice of Guaranteed Delivery.

(a)(1)(J)	Supplemental Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(K)	Supplemental Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Press Release issued by the Company on September 25, 2017(incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on September 25, 2017).*

(a)(5)(B)	Press Release issued by the Company on October 9, 2017 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 10, 2017).*

(b)(1)	Commitment Letter, dated September 25, 2017, by and between Greenhill & Co., Inc. and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

(d)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form S-1/A (No. 333-113526) filed on April 30, 2004).*

(d)(2)	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

(d)(3)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs) - Five Year Ratable Vesting (incorporated by reference to Exhibit 10.45 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(4)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs) - Five Year Cliff Vesting (incorporated by reference to Exhibit 10.46 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(5)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (non-MDs) - Five Year Ratable Vesting (incorporated by reference to Exhibit 10.47 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(6)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 among Robert F. Greenhill, Greenhill Family Partnership and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.59 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(7)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Scott L. Bok and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.60 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

Exhibit Number	Description

(d)(8)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Harold J. Rodriguez, Jr. and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(9)	Form of Greenhill & Co. Equity Incentive Plan Performance-Based Restricted Stock Unit Award Notification - Three Year Performance Period (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(10)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification - Three Year Cliff Vesting (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(11)	Third-Party Security Agreement (Receivables), dated as of November 9, 2015, between Greenhill & Co., LLC and First Republic Bank (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015).*

(d)(12)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification (MDs) - Four Year 20%, 20%, 30% and 30% Vesting (incorporated by reference to Exhibit 10.25 the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).*

(d)(14)	Subscription Agreement, dated as of September 25, 2017, by and between Scott L. Bok, in an individual capacity, and Bok Family Partners, L.P., as purchasers, and Greenhill & Co., Inc., as issuer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

(d)(15)	Subscription Agreement, dated as of September 25, 2017, by and between Socatean Partners, as purchaser, and Greenhill & Co., Inc., as issuer (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

(d)(16)	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*

*	Previously filed.